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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 29th day of September, 2015.

Signature:                                         AIM Counselor Series Trust (Invesco Counselor Series Trust) on behalf of

Invesco Short Duration High Yield Municipal Fund

		By:	/s/ John M. Zerr
(John M. Zerr)

Senior Vice President
(Title)
Attest:	/s/ Peter Davidson
(Peter Davidson)

Assistant Secretary
(Title)

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SEC 1846 (1-12)